Cusip No. 238085-10-4 13D Page 6 of __ Pages












                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             DATAMETRICS CORPORATION
                 -----------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)



                                   238085-10-4
                       ----------------------------------
                                 (CUSIP NUMBER)


                                 Bruce Galloway
                           1325 Avenue of the Americas
                                   26th Floor
                            New York, New York 10019
                                 (212) 603-7590
                  Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                January 31, 2001
             (Date of Event which Requires Filing of this Statement)



            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d--1(e), 13d-1(f) or
                                    13d-1(g),
                         check the following box / _ /.
                                       ---

1. NAME OF REPORTING PERSON

                                    DMTR, LLC

         S.S. OR IRS IDENTIFICATION NO. OF PERSONS

                                    TIN # 06-1594467

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)
               ---
                  (b)
               ---

3. SEC USE ONLY


4. SOURCE OF FUNDS

                                    WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York


               7.   Sole Voting Power:  7,700,000(1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  7,700,000(1)
Person
With

10. Shared Dispositive Power: -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,700,000(1)

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /
                   --


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    37.5%


14. TYPE OF REPORTING PERSON

                  CO       (Limited Liability Company)

         (1) Comprised of (i) a Warrant exercisable for 7,000,000 shares of Common Stock and (ii) 700,000 shares of Common Stock.

Item 1.  Security and Issuer


         This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.01 par value per share (the "Shares" or "Common Stock"), of Datametrics Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices located at 1717 Diplomacy Row, Orlando, Florida 32809.


Item 2.  Identity and Background


(a) Name: DMTR, LLC ("DMTR")
(b) State of Incorporation: New York
(c) Principal Business: Lending and financing activities
(d) Address of Principal Business: 1325 Avenue of the Americas, 26th Floor, New York, New York 10019
(e) Address of Principal Office: 1325 Avenue of the Americas, 26th Floor, New York, New York 10019
(f) Involvement in certain legal proceedings: Not Applicable.
(g) Party to a civil proceeding: Not Applicable.


                                            * * * * *


(a) Name: Bruce Galloway (Managing Member of DMTR)
(b) Address: 1325 Avenue of the Americas, 26th Floor, New York, New York 10019
(c) Principal Occupation: Money manager; Chairman of Digital Creative Development Corporation; Chairman of Datametrics Corporation
(d) Involvement in certain legal proceedings: Not Applicable.
(e) Party to a civil proceeding: Not Applicable.
(f) Citizenship: U.S.


Item 3.  Source and Amount of Funds or other Consideration
         -------------------------------------------------


         The source of funds for the acquisition by DMTR was working capital derived from funds borrowed by DMTR from Citibank, N.A. pursuant to a revolving line of credit agreement. The Warrant and the Shares were issued to DMTR as part of the consideration for loan financing provided by DMTR to the Issuer (see Item
4).


Item 4.  Purpose of Transaction


         The purpose of the transaction giving rise to the issuance of the Warrant and Common Stock of the Issuer to DMTR was to provide loan financing to the Issuer for its ongoing operations. Bruce Galloway, the Managing Member of DMTR, is the Chairman of the Issuer.

         The factors giving rise to the need for the loan financing are as follows. The Issuer's senior secured bank facility with Branch Banking & Trust Company (the "Bank") in the amount of $1,496,140 (the "Senior Bank Loan") was in default since August, 2000. The Bank drew on a standby letter of credit posted by two guarantors in full satisfaction of the Issuer's obligations to the Bank and assigned the loan documents and collateral to such guarantors. DMTR satisfied all obligations under those loan documents owing to the guarantors, and DMTR has taken an assignment of the loan documents and the collateral securing that loan. In addition, DMTR has repaid all of the Issuer's short-term bridge financings in the aggregate amount of $1,305,000 plus interest thereon and taken an assignment of the loan documents evidencing the bridge financings and an assignment of the collateral securing the bridge financings.

         Effective January 31, 2001, DMTR and the Issuer executed loan documents to provide the Company with a line of credit in the maximum amount of $798,860 (the "Line of Credit"). Accordingly, the Issuer (assuming a draw of the entire Line of Credit) is obligated to DMTR in the aggregate amount of $3,600,000 (comprised of $1,496,140 on the Senior Bank Loan, $1,305,000 on the bridge financings and $798,860 on the Line of Credit) (subject to the exchange of a portion of the bridge financings for Common Stock of the Company) (described below). The Line of Credit has a term of two years with interest (payable monthly) at the Base Rate of Citibank, N.A. plus 100 basis points and is secured by all assets of the Issuer, a pledge of the Issuer's stock in MadeMyWay.com, Inc. ("MadeMyWay") and the assets of MadeMyWay. Simultaneously with the closing of the Line of Credit, DMTR agreed to modify the terms of the Senior Bank Loan and the bridge financings to conform those terms to the terms of the Line of Credit. Therefore, the Senior Bank Loan and the bridge financings mature on January 31, 2003, accrue interest (payable monthly) at the Base Rate of Citibank, N.A. plus 100 basis points and are subject to the mandatory repayment provision set forth in the Line of Credit. As additional consideration for the financings provided by DMTR, the Issuer issued a Warrant to DMTR to acquire up to 7,000,000 shares of the Common Stock of the Issuer with an exercise price of $.125 per share, exercisable through January 31, 2007. DMTR agreed to exchange $700,000 in principal amount of the bridge financings for the issuance of 700,000 shares of the Issuer's Common Stock, such number of shares determined on and after giving effect to a proposed reverse stock split of the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


         DMTR, LLC


(a) DMTR beneficially owns an aggregate of 7,700,000 shares of Common Stock, representing 37.5% of the outstanding shares of Common Stock of the Issuer.

(b) DMTR possesses sole power to vote and to dispose or direct the disposition of the Warrant for 7,000,000 shares of Common Stock and the 700,000 shares of Common Stock.

(c) (1) As reported in Item 4, DMTR received (i) a Warrant to acquire 7,000,000 shares of the Issuer's Common Stock and (ii) 700,000 shares of the Issuer's Common Stock in connection with loan facilities provided by DMTR to the Issuer.

(2) The transactions closed on or about January 31, 2001.

(3) DMTR holds a Warrant to acquire 7,000,000 shares of the Issuer's Common Stock and, separately, 700,000 shares of the Issuer's Common Stock.

(4) The exercise price per share under the Warrant is $.125. DMTR received 700,000 shares of the Issuer's Common Stock in exchange for $700,000 in principal amount of indebtedness owing by the Issuer to DMTR (such number of shares determined after giving effect to a proposed reverse stock split of the Issuer).

(5) The transaction was a privately negotiated financing.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.

         Bruce Galloway

(a) Bruce Galloway, Managing Member of DMTR, is deemed beneficially to own an aggregate of 7,700,000 shares of Common Stock, representing 37.5% of the outstanding shares of Common Stock of the Issuer.

(b) Bruce Galloway is deemed to possess sole power to vote and to dispose or direct the disposition of the Warrant for 7,000,000 shares of Common Stock and the 700,000 shares of Common Stock.

(c) (1) As reported in Item 4, DMTR received (i) the Warrant to acquire 7,000,000 shares of the Issuer's Common Stock and (ii) 700,000 shares of the Issuer's Common Stock in connection with loan facilities provided by DMTR to the Issuer.

(2) The transactions closed on or about January 31, 2001.

(3) DMTR holds a Warrant to acquire 7,000,000 shares of the Issuer's Common Stock and, separately, 700,000 shares of the Issuer's Common Stock.

(4) The exercise price per share under the Warrant is $.125. DMTR received 700,000 shares of the Issuer's Common Stock in exchange for $700,000 in principal amount of indebtedness owing by the Issuer to DMTR (such number of shares determined after giving effect to a proposed reverse stock split of the Issuer).

(5) The transaction was a privately negotiated financing.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer among the Reporting Persons except for the general Operating Agreement of DMTR, which governs the operations of DMTR.


Item 7.  Material to be filed as Exhibits.
         --------------------------------

1. Operating Agreement of DMTR, LLC.
2. Revolving Line of Credit Agreement between Citibank, N.A. and DMTR, LLC.


SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2001                               DMTR, LLC


                                                     By:
                                                        ------------------------
                                                        Name:  Bruce Galloway
                                                        Title: Managing Member

                                  EXHIBIT INDEX



1. Operating Agreement of DMTR, LLC.

2. Revolving Line of Credit Agreement between Citibank, N.A. and DMTR, LLC.